UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

telecom | personal | flow

Telecom Argentina

Press Release

FY24 & 4Q24

02-27-2025

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$4,910.4 million*

Telecom Argentina S.A.

announces consolidated annual results (“FY24”) and fourth

quarter of fiscal year 2024 (“4Q24”) **

Note: For the figures included in the FFSS, Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to annual financial statements, interim and special periods ending as of December 31, 2018, inclusive. Accordingly, the reported figures corresponding to FY24 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments related to variations of results between FY24 and FY23 mentioned in this press release correspond to “figures restated by inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for periods ended as of December 31 of 2024 and 2023, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning on page 11.

•	For analysis purposes, it should be noted that the results presented on a comparative basis (December 2023) include the effect of year-over-year inflation as of December 2024, which was 117.8%.

•	The Company's Consolidated Revenues amounted to P$4,137,596 million in FY24 (-7.7% in constant currency compared to FY23). The evolution of Service Revenues shows a trend of recovery in real terms:

o	Cumulative service revenues during FY24 totaled P$3,884,058 million (-6.4% vs. FY23), whereas in FY23 these had declined by 10.1% compared to FY22.

o	Service revenues for 4Q24 totaled P$986,418 million (+2.6% vs. 4Q23 – the first quarter of the year showing year-over-year revenues growth above inflation, consolidating the improvement observed in previous quarters).

•	During FY24, the evolution of the customer base in Argentina was positive: mobile accesses increased, reaching 21.6 million (+621 thousand compared to FY23). Meanwhile, cable TV subscribers also increased, totaling 3.2 million in the same period (+61 thousand compared to FY23). Finally, broadband totaled 4.0 million accesses (-44 thousand compared to FY23).

•	During FY24, the margin of Operating Income before Depreciation, Amortization, and Impairments of Fixed Assets ("Operating Income before D, A & I") over revenues registered 28.2%, which remained stable when compared with FY23. During FY24, Operating Income before D, A & I totaled P$1,164,877 million.

•	The real appreciation of the Argentine peso against the US dollar during FY24, mainly driven by inflation outpacing devaluation, resulted in the Company recording gains from foreign exchange differences in real terms, which are included in the Financial Results. These gains largely explained a net income of P$1,033,252 million (vs. a loss of $543,727 million in FY23).

•	CAPEX (excluding right-of-use assets) during FY24 represented 13.8% of Consolidated Revenues. Investments (including right-of-use assets) amounted to P$806,649 million in FY24, which represented 19.5% of our Consolidated Revenues.

•	Net Financial Debt totaled P$2,524,923 million as of December 31, 2024, decreasing in real terms (-36.9% in constant currency vs. December 31, 2023).

*Market capitalization as of February 26, 2025

**Unaudited non-financial information

TELECOM ARGENTINA	1

*(Figures may not add up due to rounding)

** (in constant currency - includes right-of-use assets for P$237,298 million as of December 31, 2024 and for P$186,447 million as of December 31, 2023)

*** (Includes IP telephony lines, which amounted to approximately 1.86 million and 1.52 million as of December 31, 2024, and December 31, 2023, respectively) – Not included in ARPU calculations.

1- Consolidated Revenues (in million P$)	3- Operating Income before D, A & I (EBITDA) (in million P$)

2- Quarterly Service Revenues (in million P$)	4- Net Income (Loss) (in million P$)

TELECOM ARGENTINA	2

Buenos Aires, February 27, 2025 - Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) - (NYSE: TEO; BYMA: TECO2), announced today a Net Income of P$1,033,252 million for the annual period ended December 31, 2024, mainly explained by gains from exchange rate differences in real terms, which are included in the Financial Results. The Net Income attributable to the controlling company was P$1,012,404 million.

Comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of December 31, 2024.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) for the last three fiscal years ended December 31, 2022, 2023 and 2024:

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
Annual	94.8%	211.4%	117.8%

During FY24, Consolidated Revenues amounted to P$4,137,596 million, from which Service Revenues totaled P$3,884,058 million.

During FY24, there were improvements made in the evolution of Service Revenues vs. inflation. The variation in real terms for FY24 stood at -6.4%, compared to -10.1% in FY23. This performance was primarily driven by the net effect of the Company's pricing adjustments, which remained slightly below the year-over-year inflation rate (117.8%), considering the discounts that were granted to customers to maintain the client base amid intense market competition. Nonetheless, Service Revenues in 4Q24 recorded a real year-over-year increase of +2.6% vs. 4Q23 (refer to Chart No. 2 on page No.2), thus reinforcing the positive trend observed in prior quarters.

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of FY24 and FY23.

TELECOM ARGENTINA	3

Consolidated Revenues

Mobile Services

As of December 31, 2024, total mobile subscribers in Argentina and Paraguay amounted to 24.2 million. In FY24, mobile services revenues reached P$1,679,334 million (- P$127,128 million or -7.0% vs. FY23), obtaining the highest share in terms of service revenues (representing 43.2% and 43.5% of service revenues in FY24 and FY23, respectively). In 4Q24, mobile service revenues amounted to P$431,629 million (+5.2% vs. 4Q23). Mobile internet revenues in FY24 and FY23 were equivalent to 95% of the total revenues for these services.

Mobile Services in Argentina

As of December 31, 2024, total mobile subscribers amounted to approximately 21.6 million (+621 thousand vs. FY23). During FY24, a recovery in the postpaid base was observed, which increased by 0.9% vs. FY23. Meanwhile, the prepaid base recorded a 4.2% increase, continuing a favorable trend. As of December 31, 2024, postpaid accesses represented 38% of our mobile subscriber base.

In FY24, mobile service revenues in Argentina amounted to P$1,534,634 million (-P$126,996 million or -7.6% vs. FY23). The average monthly revenue per user (“ARPU”) amounted to P$5,960.0 during FY24 (vs. P$6,655.1 in FY23). The effect generated by the restatement in terms of the current measurement unit as of December 31, 2024, included in the ARPU amounted to P$1,026.0 and P$4,981.4 for FY24 and FY23, respectively. The average monthly churn rate was 1.4% in FY24 (compared to an average of 1.8% in FY23).

Personal in Paraguay (“Núcleo”)

As of December 31, 2024, Núcleo’s subscriber base totaled 2.6 million, growing 10.6% vs FY23. Of the total number of accesses, 73% correspond to prepaid plans and 27% to postpaid plans, whereas as of December 31, 2023, prepaid accesses represented 76% and postpaid accesses represented 24%.

During FY24, Mobile service revenues in Paraguay reached P$144,700 million, remaining stable in real terms compared to the previous year (- P$132 million or -0.1 % vs. FY23).

Internet Services

Internet services revenues reached P$1,057,015 million during FY24 demonstrating a strong recovery in real terms compared to FY23 (+P$77,288 million or +7.9% vs. FY23). In 4Q24, Internet services revenues totaled P$273,276 million (+13.7% vs. 4Q23) showing strong growth in real terms. Total broadband base reached 4.0 million subscribers in FY24 (-44 thousand vs. FY23). The monthly churn rate of Internet services remained stable at 1.8% as of December 31, 2024, and 2023.

Additionally, broadband ARPU (restated in constant currency as of December 31, 2024) amounted to P$20,418.6 in FY24 (vs. P$18,883.6 in FY23). The effect generated by the restatement in terms of the measuring unit as of December 31, 2024, included in the ARPU amounted to P$3,492.4 and P$14,058.2 for FY24 and FY23, respectively.

Mobile Services Revenues
(in billion P$)

Mobile Consumption of
Personal in Argentina

Internet Services Revenues
(in billion P$)

TELECOM ARGENTINA	4

As of December 31, 2024, accesses with a service of 100 Mb or higher represented 89% of the total customer base (vs. 85% as of December 31, 2023). In FY24, accesses with this speed or higher amounted to 3.6 million (+3.5% compared to FY23).

Cable TV Services

Cable TV service revenues reached P$600,134 million in FY24 (-P$191,147 million or -24.2% vs. FY23). In 4Q24, cable TV service revenues were P$153,161 million (-11.2% vs. 4Q23). Cable TV subscribers, including Uruguay and Paraguay, exceeded 3.4 million (+63 thousand vs. FY23). Meanwhile, the monthly Cable TV ARPU (restated in constant currency as of December 31, 2024) reached P$13,792.3 during FY24 (vs. P$18,708.5 in FY23). The effect generated by the restatement in terms of the measuring unit as of December 31, 2024, included in the ARPU amounts to P$2,393.8 and P$14,089.3, for FY24 and FY23, respectively.

The subscriber base in Argentina reached 3.2 million accesses as of December 31, 2024 with a 2% increase compared to FY23, driven by the Flow Full and Flow Flex products. Starting in 4Q24, Flow Flex, which is 100% digital (no decoder or installation required), began being marketed as the main product. Of this customer base, 1.5 million subscribed to Flow, and premium subscriptions as of FY24 totaled 1.1 million, decreasing 5.8% compared to FY23. The monthly churn for cable television stood at 2.1% as of December 31, 2024, compared to 1.8% as of December 31, 2023.

Fixed Telephony and Data Services

Revenues from fixed telephony and data services reached P$501,206 million in FY24 (-P$30,157 million or -5.7% vs. FY23). Within this segment, fixed telephony service revenue declined by 19%, while data service revenue grew by 4%, both in real terms. In 4Q24, fixed telephony and data services revenues were P$114,827 million (-8.9% vs. 4Q23)

The monthly fixed voice ARPU (restated in constant currency as of December 31, 2024) reached P$9,053.4 in FY24 (vs. P$9,157.2 in FY23). The effect generated by the restatement in terms of the measuring unit as of December 31, 2024, included in the ARPU amounted to P$1,736.6 and P$7,068.9 for FY24 and FY23, respectively.

The customer base reached 2.7 million in FY24, of which 1.9 million were IP telephony customers.

Other Service Revenues

Other service revenues, including primarily fintech-related services, billing and collection management revenue on behalf of third parties, administrative revenue, and advertising space sales revenue, among others, reached P$46,369 million (+P$4,776 million or +11.5% compared to FY23). In 4Q24, other service revenues were P$13,525 million (+7.6% vs. 4Q23).

The main variation was driven by the increase in fintech services in Argentina, mainly due to the growth in platform usage of Personal Pay and the expansion of its user base, which reached 3.6 million in FY24, compared to 2.0 million in FY23.

Revenues from equipment sales

Equipment revenues reached P$253,538 million (-P$80,008 million or -24.0% vs. FY23). This variation is mainly due to a 14% decrease in the quantity of handsets sold compared to FY23. In 4Q24, equipment sales were P$69,854 million (-14.2% vs. 4Q23).

Pay TV Service Revenues
(in billion P$)

Fixed Telephony and Data
Services Revenues (in
billion P$)

TELECOM ARGENTINA	5

Consolidated Operating Costs

Consolidated Operating Costs (including Depreciation, Amortization and Impairment of Fixed Assets) totaled P$4,284,063 million in FY24 (-P$472,255 million or -9.9% vs. FY23). Excluding Depreciation, Amortization and Impairment of Fixed Assets, operating costs experienced a reduction of 7.7% in real terms during the same period.

The cost breakdown was as follows:

●	Employee benefits and severance payments: P$1,023,755 million in FY24 (-8.6% vs. FY23). Total employees amounted to 19,987 as of December 31, 2024.

●	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$118,525 million (-10.5% vs. FY23).

●	Fees for services, maintenance and materials: P$550,457 million in FY24 (-2.3% compared to FY23).

●	Taxes and fees paid to regulatory authorities: P$325,622 million (-5.5% vs. FY23).

●	Commissions and advertising (commissions paid to agents, collection fees and other commissions): These costs totaled P$232,226 million in FY24 (-11.6% vs. FY23).

●	Cost of handsets sold: P$197,049 million (-18.5% vs. FY23). This variation is mainly due to a decrease in the number of units sold compared to FY23.

●	Programming and content costs: P$239,016 million (-5.5% vs. FY23).

●	Other Costs totaled P$286,069 million (-6.0% vs. FY23), of which bad debt expenses totaled P$85,217 million (-12.4% vs. FY23).

●	Our bad debt ratio continued its favorable trend: it represented 2.1% of total revenues as of December 31, 2024 (vs. 2.2% in FY23).

●	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, among others, totaled P$200,852 million (-3.0% vs. FY23).

●	Depreciation, amortization and impairment of fixed assets amounted to P$1,311,344 million (-14.5% vs. FY23). This charge includes the impact of the amortization of assets incorporated after December 31, 2023, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) showed an income of P$1,600,347 million in FY24 (vs. a loss of P$1,003,871 million in FY23), mainly due to:

TELECOM ARGENTINA	6

*Related to Notes issued in UVA

Exchange gains from exchange rate differences, measured in real terms, these primarily stem from exchange rate differences on financial debt and are the result of inflation outpacing the appreciation of the US dollar against the Argentine peso (117.8% vs. 27.7%, respectively in the FY24).

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax loss amounted to P$409,154 million in FY24 (vs. an income of P$736,601 million in FY23). The loss related to item (i) above amounted to P$10,904 million in FY24 (vs. a loss of P$6,313 million in FY23) and the income tax effect related to the application of the deferred tax method described in item (ii) above is a loss of P$398,250 million in FY24 (vs. an income of P$742,914 million in FY23).

Consolidated Net Financial Debt

As of December 31, 2024, our net financial debt (cash, cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is passive and amounted to P$2,524,923 million, which represents a decrease of P$1,478,966 when compared to the net financial debt as of December 31, 2023, restated by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During FY24, the Company invested (including rights of use assets) P$806,649 million (-34.9% vs. FY23). Said investments represented 19.5% of consolidated revenues in FY24. As of December 31, 2024, investments without considering right of use of assets totaled P$569,351 million (-45.9% vs. FY23).

The investments were focused on:

TELECOM ARGENTINA	7

●	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

●	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. The deployment of 4G/LTE reached a coverage of 98% of the population. Our mobile subscribers with access to our 4G network, according to Ookla's latest December 2024 benchmark, perceived a better service experience, reaching average speeds of 78Mbps, compared to 35Mbps during the same period in 2023.

●	During 2024, we continued the expansion of our 5G network with the addition of 200 sites.

●	Additionally, we continue to expand mobile site connectivity to achieve better quality and capacity by replacing radio links with high-capacity fiber optic connections.

Relevant financial events of the period

Dividend Distribution and Reserve Withdrawal

On November 11, 2024, the Board of Directors of Telecom Argentina, exercising the powers conferred by the Ordinary and Extraordinary General Shareholders’ Meetings held on April 25, 2024, a resolved to:

1. Distribute, as a dividend in kind, Global Bonds of the Republic of Argentina, amortizable in US Dollars, with a maturity date of 07/09/2030 (Code GD30 - ISIN US040114HS26) (the “2030 Global Bonds”), with a nominal value of US$ 145,602,795, at a rate of US$ 0.067606262 Global Bond per share of the Company.

2. Therefore, proceed to partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” in the amount of P$115,725,101,466.

Class 23 Notes Issuance

Class	Currency	Nominal Amount Issued (in million)	Date of Issuance	Maturity Date	Principal repayment	Interest rate	Interest payment
23	US$	75	Nov-24	Nov-28	In 1 payment at maturity date	Fixed: 7%	Semiannual

Conductive proceedings for a merger

On December 4, 2024, the Company’s Board of Directors, along with the Boards of its controlled companies Negocios y Servicios S.A.U. (“NYSSA”) and AVC Continente Audiovisual S.A. (“AVC”), approved the initiation of the process of corporate reorganization involving the merger by absorption of NYSSA and AVC (as the absorbed companies) by Telecom Argentina (as the absorbing company), effective January 1, 2025, the date from which the operations of NYSSA and AVC will be considered to be performed by Telecom Argentina.

Additionally, the timely preparation of the Special Consolidated Financial Statements of the merger of Telecom Argentina, NYSSA and AVC as of December 31, 2024, has been entrusted, based on the respective Financial Statements of the Company to be prepared as of the same date.

TELECOM ARGENTINA	8

Redemption of Class 1 Notes

In December 2024, the Company carried out a partial redemption of its Class 1 Notes for an amount equivalent to US$120 million. As of December 31, 2024, following the cancellations made, the outstanding nominal principal of the Class 1 Notes stands at US$162.7 million.

Relevant events after December 31, 2024

Acquisition of Telefónica Móviles Argentina

On February 24, 2025, the Company acquired 86,460,983,849 ordinary shares of Telefónica Móviles Argentina S.A. (“TMA”), representing 99.999625% of its share capital. TMA is a company incorporated in the Republic of Argentina and provides mobile and fixed telephony, fixed broadband, and video services on a national scale in Argentina.

The total consideration for this acquisition was US$1.245 billion, which was settled as follows: a) By assuming a debt of US$126 million that the seller had with TMA; and b) The remaining balance of US$1.119 billion was paid through funds obtained from two loans:

i) A Syndicated Loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG London Branch, and Banco Santander S.A. for US$970 million over a 48-month period, with full principal repayment at maturity. The disbursed principal accrues interest at a quarterly SOFR rate plus a margin that initially stands at 4.5%, gradually increasing to 7 percentage points over the life of the loan.

ii) A bilateral loan granted by ICBC for US$200 million over a 60-month period, with a 36-month grace period and a semi-annual amortization schedule beginning after that period. The disbursed principal accrues interest at a quarterly SOFR rate plus a margin of 4 percentage points.

The transaction was duly notified to the CNV and will be notified to the CNDC and ENACOM in order to submit the acquisition to the review of these Authorities.

For more information, refer to Note 29 of the Consolidated Financial Statements as of December 31, 2024.

*******

TELECOM ARGENTINA	9

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of December 31, 2024, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar	Livio Gentile lagentile@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	10

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of December 2024)

	12/31/24	12/31/23	Δ $	Δ %
Cash and cash equivalents*	318,319	347,930	(29,611)	-8.5%
Financial Investments**	33,584	273,333	(239,749)	-87.7%
Trade receivables	295,992	289,338	6,654	2.3%
Other Receivables	44,755	70,751	(25,996)	-36.7%
Inventories	60,444	68,659	(8,215)	-12.0%
Other Assets	1,765	-	1,765	-
Total current assets	**754,859**	**1,050,011**	**(295,152)**	**-28.1%**
Financial Investments	2,955	10,392	(7,437)	-71.6%
Trade receivables	432	549	(117)	-21.3%
Goodwill	3,372,692	3,362,152	10,540	0.3%
Property, plant and equipment ('PP&E')	4,330,508	4,947,233	(616,725)	-12.5%
Intangible assets	1,896,375	1,973,865	(77,490)	-3.9%
Right-of-use assets	491,319	469,698	21,621	4.6%
Other Receivables	92,612	114,324	(21,712)	-19.0%
Total non-current assets	**10,186,893**	**10,878,213**	**(691,320)**	**-6.4%**
TOTAL ASSETS	**10,941,752**	**11,928,224**	**(986,472)**	**-8.3%**
Trade payables	444,687	777,098	(332,411)	-42.8%
Financial debt	1,072,741	1,227,050	(154,309)	-12.6%
Salaries and social security payables	226,262	198,470	27,792	14.0%
Income tax liabilities	4,560	3,401	1,159	34.1%
Taxes payables	90,662	85,250	5,412	6.3%
Dividend Payable	686	-	686	-
Lease liabilities	74,531	62,576	11,955	19.1%
Client Funds	1,777	1,385	392	28.3%
Other liabilities	38,622	43,169	(4,547)	-10.5%
Provisions	3,884	11,629	(7,745)	-66.6%
Total current liabilities	**1,958,412**	**2,410,028**	**(451,616)**	**-18.7%**
Trade payables	16,476	1,990	14,486	-
Financial debt	1,805,263	3,407,110	(1,601,847)	-47.0%
Salaries and social security payables	9,468	8,120	1,348	16.6%
Deferred income tax liabilities	1,410,737	1,004,199	406,538	40.5%
Taxes payables	2	24	(22)	-91.7%
Lease liabilities	138,445	130,460	7,985	6.1%
Other liabilities	15,317	19,691	(4,374)	-22.2%
Provisions	52,850	56,873	(4,023)	-7.1%
Total non-current liabilities	**3,448,558**	**4,628,467**	**(1,179,909)**	**-25.5%**
TOTAL LIABILITIES	**5,406,970**	**7,038,495**	**(1,631,525)**	**-23.2%**
Equity attributable to Controlling Company	5,425,003	4,720,851	704,152	14.9%
Non-controlling interest	109,779	168,878	(59,099)	-35.0%
TOTAL EQUITY	**5,534,782**	**4,889,729**	**645,053**	**13.2%**
TOTAL LIABILITIES AND EQUITY	**10,941,752**	**11,928,224**	**(986,472)**	**-8.3%**

*As of December 31, 2024, it includes restricted availability funds amounting to $1,777 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	12/31/24	12/31/23	Δ $	Δ %
Bank overdrafts - principal	123,446	51,205	72,241	141.1%
Bank and other financial entities loans - principal	141,326	445,867	(304,541)	-68.3%
Notes - principal	650,688	411,523	239,165	58.1%
Loans for purchase of equipment	6,440	33,931	(27,491)	-81.0%
Remeasurement, interest and related expenses	150,841	284,524	(133,683)	-47.0%
Total Current Loans	**1,072,741**	**1,227,050**	**(154,309)**	**-12.6%**
Notes - principal	1,304,594	2,175,746	(871,152)	-40.0%
Bank and other financial entities loans - principal	136,159	870,357	(734,198)	-84.4%
Loans for purchase of equipment	7,927	23,355	(15,428)	-66.1%
Remeasurement, interest and related expenses	356,583	337,652	18,931	5.6%
Total Non Current Loans	**1,805,263**	**3,407,110**	**(1,601,847)**	**-47.0%**
Total Loans	**2,878,004**	**4,634,160**	**(1,756,156)**	**-37.9%**
Cash and cash equivalents, and Financial Investments	353,081	630,270	(277,189)	-44.0%
Net Financial Debt	**(2,524,923)**	**(4,003,890)**	**1,478,967**	**-36.9%**

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

8 Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/24		12/31/23		FY24 IAS 29 vs. FY23 IAS 29	
	FY24 IAS 29	IAS 29 Adjustment	FY23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	4,137,596	723,877	4,483,972	3,354,142	(346,376)	-7.7%
Employee benefit expenses and severance payments	(1,023,755)	(175,330)	(1,120,311)	(831,431)	96,556	-8.6%
Interconnection and transmission costs	(118,525)	(23,971)	(132,385)	(98,496)	13,860	-10.5%
Fees for services, maintenance, materials and supplies	(550,457)	(125,857)	(563,391)	(423,183)	12,934	-2.3%
Taxes and fees with the regulatory authority	(325,622)	(56,172)	(344,478)	(257,919)	18,856	-5.5%
Commissions and advertising	(232,226)	(38,506)	(262,627)	(197,408)	30,401	-11.6%
Cost of equipments and handsets	(197,049)	(59,933)	(241,887)	(190,343)	44,838	-18.5%
Programming and content costs	(239,016)	(41,024)	(252,980)	(189,131)	13,964	-5.5%
Bad debt expenses	(85,217)	(15,843)	(97,236)	(74,073)	12,019	-12.4%
Other operating expenses	(200,852)	(36,561)	(206,963)	(158,793)	6,111	-3.0%
Subtotal Operating costs before D, A & I	**(2,972,719)**	**(573,197)**	**(3,222,258)**	**(2,420,777)**	**249,539**	-7.7%
Operating income before D, A & I	**1,164,877**	**150,680**	**1,261,714**	**933,365**	**(96,837)**	-7.7%
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(1,311,344)	(1,085,604)	(1,534,060)	(1,435,764)	222,716	-14.5%
Operating loss	**(146,467)**	**(934,924)**	**(272,346)**	**(502,399)**	**125,879**	-46.2%
Losses from associates and joint ventures	(11,474)	(28,245)	(4,111)	(8,317)	(7,363)	179.1%
Financial costs	1,455,571	2,464,805	(1,381,290)	238,974	2,836,861	-
Other financial results, net	144,776	196,395	377,419	402,079	(232,643)	-61.6%
Net income (loss) before income tax expense	**1,442,406**	**1,698,031**	**(1,280,328)**	**130,337**	**2,722,734**	-
Income tax expense	(409,154)	(450,060)	736,601	282,208	(1,145,755)	-155.5%
Net income (loss)	**1,033,252**	**1,247,971**	**(543,727)**	**412,545**	**1,576,979**	-
Attributable to:						
Controlling Company	1,012,404	1,244,775	(561,242)	399,750	1,573,646	-
Non-controlling interest	20,848	3,196	17,515	12,795	3,333	19.0%

9- Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	12/31/24		12/31/23		4Q24 IAS 29 vs. 4Q23 IAS 29	
	4Q24 IAS 29	IAS 29 Adjustment	4Q23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	1,056,272	26,716	1,043,182	646,004	13,090	1.3%
Employee benefit expenses and severance payments	(273,475)	(7,142)	(292,342)	(181,253)	18,867	-6.5%
Interconnection and transmission costs	(26,383)	(1,315)	(31,842)	(19,335)	5,459	-17.1%
Fees for services, maintenance, materials and supplies	(135,118)	(5,978)	(130,744)	(80,769)	(4,374)	3.3%
Taxes and fees with the regulatory authority	(84,855)	(2,147)	(79,114)	(49,033)	(5,741)	7.3%
Commissions and advertising	(64,328)	(1,652)	(54,371)	(33,728)	(9,957)	18.3%
Cost of equipments and handsets	(54,697)	(6,245)	(59,358)	(42,729)	4,661	-7.9%
Programming and content costs	(64,384)	(2,020)	(59,745)	(36,981)	(4,639)	7.8%
Bad debt expenses	(21,810)	(561)	(17,877)	(10,816)	(3,933)	22.0%
Other operating expenses	(54,655)	(2,295)	(48,664)	(33,698)	(5,991)	12.3%
Subtotal Operating costs before D, A & I	**(779,705)**	**(29,355)**	**(774,057)**	**(488,342)**	**(5,648)**	0.7%
Operating income before D, A & I	**276,567**	**(2,639)**	**269,125**	**157,662**	**7,442**	2.8%
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(308,130)	(236,934)	(371,126)	(339,105)	62,996	-17.0%
Operating loss	**(31,563)**	**(239,573)**	**(102,001)**	**(181,443)**	**70,438**	-69.1%
Losses from associates and joint ventures	(2,193)	(1,323)	(179)	(2,387)	(2,014)	-
Financial costs	(3,332)	220,431	(1,407,908)	(257,706)	1,404,576	-99.8%
Other financial results, net	(4,815)	13,899	198,705	197,756	(203,520)	-102.4%
Net loss before income tax expense	**(41,903)**	**(6,566)**	**(1,311,383)**	**(243,780)**	**1,269,480**	-96.8%
Income tax expense	46,823	14,015	483,372	146,983	(436,549)	-90.3%
Net Income (loss)	**4,920**	**7,449**	**(828,011)**	**(96,797)**	**832,931**	-100.6%
Attributable to:						
Controlling Company	(1,589)	7,477	(832,642)	(99,643)	831,053	-99.8%
Non-controlling interest	6,509	(28)	4,631	2,846	1,878	40.6%

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Annual Period – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 27, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations